NEWS RELEASE

Esperanza Announces Execution of Definitive Agreements with Pan American Silver

Vancouver, British Columbia – May 28, 2013 - Esperanza Resources Corp. (TSX.V: EPZ) (OTCQX: ESPZF) (“Esperanza” or the “Company”) is pleased to announce that in connection with the previously announced transaction (the “Transaction”) with Pan American Silver Corp. (“Pan American”) it has entered into a definitive purchase agreement (the “Purchase Agreement) and a subscription agreement (the “Subscription Agreement” and together with the Purchase Agreement the “Initial Definitive Agreements”).

Transaction with Pan American

On February 25, 2013, the Company announced that it had entered into a binding letter agreement with Pan American in respect of the Transaction, pursuant to which, in addition to other terms, the Company will acquire (the “Acquisition”) a portfolio of advanced stage gold projects including the La Bolsa project in Mexico, the Pico Machay project in Peru, the Calcatreu project in Argentina and certain related mining claims in the United States in consideration for the Company issuing to Pan American 50,900,000 common shares and 10,000,000 warrants (the “Warrants”).

The Company has also executed with Pan American the Subscription Agreement in respect of the subscription by Pan American for 20,600,000 common shares of Esperanza at a price of $1.70 per common share for proceeds of $35,020,000 (the “Offering”).

Readers are referred to the press release of the Company dated February 25, 2013 and filed under the profile of the Company on SEDAR at www.sedar.com.

The parties have agreed to amend the proposed terms of the Warrants to be issued as part of the consideration under the Purchase Agreement to add a callable feature and to amend the exercise price. Each Warrant will now entitle Pan American to purchase one common share of the Company at a price of $1.20 for a period commencing on the closing date of the Transaction (the “Closing”) and expiring on the fifth anniversary of the Closing. The Warrants will be callable after three years from the Closing if at any time the volume weighted average trading price of the Company’s Common Shares on the TSX-V is greater than $1.50 per Common Share for 20 out of the 30 consecutive trading days.

The transactions contemplated by the Initial Definitive Agreements remain subject to the Closing.

In addition, the Company has finalized the form of an “Investor Rights Agreement” and a “Standby Credit Agreement” (the “Additional Definitive Agreements”). The Company and Pan American will enter into the Additional Definitive Agreements on the closing of the Transaction.

Closing of the Transaction and Shareholder Meeting

The Transaction, including the Offering and the Acquisition, is now expected to close during the third quarter of 2013 and is subject to certain conditions including, but not limited to, receipt of all necessary regulatory approvals, the approval of the shareholders of Esperanza and the approval of the TSX Venture Exchange.

Esperanza anticipates calling an annual general and special meeting (the “Shareholder Meeting”) of its shareholders to consider the Transaction, among other items. The notice of the Shareholder Meeting to be provided to the Esperanza shareholders will be delivered in accordance with applicable corporate and securities laws. The Shareholder Meeting is expected to occur in July, 2013.

About Esperanza

Esperanza is a precious metals exploration and development company focused on advancing its principal property, the wholly-owned Esperanza gold project (formerly referred to as the Cerro Jumil gold project) in Morelos State, Mexico.

Information regarding the Company and the Esperanza gold project is available on the Company’s website at www.epzresources.com and under the Company’s profile at SEDAR (www.sedar.com).

For further information, contact:

Esperanza Resources Corp.

Simon Venhuizen

Director, Investor Relations

604-336-8194

Toll Free: 1-866-890-5509

simon@epzresources.com

www.epzresources.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended or any state securities laws and may not be offered or sold within the United States or to U.S. persons unless registered under the United States Securities Act of 1933 and applicable state securities laws or an exemption from such registration is available.

Forward Looking Statements

Certain statements and information contained in this press release constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this and other press releases include, but are not limited to statements and information regarding: the closing of the Transaction, including the Acquisition and the Offering, the execution of the Additional Definitive Agreements, the completion of an annual general and special meeting of the shareholders of the Company, the Company’s exploration and development plans, including anticipated costs and timing thereof; the Company’s plans for growth through exploration activities, acquisitions or otherwise; the granting of stock options, and expectations regarding future maintenance and capital expenditures, and working capital requirements. Such forward-looking statements are based on a number of material factors and assumptions and involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking information. You are cautioned not to place undue reliance on forward-looking statements contained in this press release. Some of the known risks and other factors which could cause actual results to differ aterially from those expressed in the forward-looking statements are described in the section entitled “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, which is available at www.sec.gov and the Company’s Annual Information Form which is filed on SEDAR at www.sedar.com. The Company undertakes no obligation to update or revise any forward-looking statements included in this press release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.